SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 24, 2016

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-203977) AND ON FORM S-8 (Nos. 333-196453, 333-161683 AND 333-161684 ) OF TELEFONAKTIEBOLAGET LM ERICSSON (PUBL.) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: October 24, 2016

THIRD QUARTER

REPORT 2016, AS ADJUSTED FOR INCORPORATION BY REFERENCE

Stockholm, October 21, 2016

THIRD QUARTER HIGHLIGHTS		Read more (page)

•	Reported sales decreased by -14% YoY, mainly driven by segment Networks where reported sales declined by -19%.	2

•	The negative industry trends from the first half of 2016 have further accelerated. The main reason is weaker demand for mobile broadband, especially in markets with a weak macro-economic environment.	2

•	Gross margin declined to 28.3% (33.9%) YoY following lower mobile broadband capacity sales, a higher share of services sales and lower sales in segment Networks.	3

•	Operating margin decreased to 0.7% (8.6%) YoY, due to lower gross margin and lower sales, partly off-set by lower operating expenses.	4

•	The current industry trends indicate a somewhat weaker than normal seasonal sales growth between the third and fourth quarters. In addition, a renewed managed services contract in North America, with reduced scope, will impact sales negatively. Current business mix of coverage and capacity sales in mobile broadband is anticipated to prevail in the short term.	2

•	The cost and efficiency program is tracking towards target. Further short-term actions, mainly to reduce cost of sales, are being implemented in order to adapt operations to weaker mobile broadband demand.	3

•	Cash flow from operating activities was SEK -2.3 (1.6) b. Operational and structural actions are being taken to improve cash flow in the short and long term.	9

SEK b.	Q3 2016	Q3 2015	YoY change	Q2 2016	QoQ change	9 months 2016	9 months 2015
Net sales	51.1	59.2	-14%	54.1	-6%	157.4	173.4
Gross margin	28.3%	33.9%	—	32.3%	—	31.4%	34.1%
Operating income	0.3	5.1	-93%	2.8	-88%	6.6	10.8
Operating margin	0.7%	8.6%	—	5.1%	—	4.2%	6.2%
Net income	-0.2	3.1	-106%	1.6	-111%	3.5	6.7
EPS diluted, SEK	-0.07	0.94	-107%	0.48	-115%	1.01	1.98
Cash flow from operating activities	-2.3	1.6	-249%	-0.7	225%	-5.4	-1.3

1        Ericsson  |  Third Quarter Report 2016

CEO COMMENTS

The negative industry trends from the first half of 2016 have further accelerated, impacting Q3 sales, primarily relating to mobile broadband. The decline, in both mobile broadband coverage and capacity sales, was particularly strong in markets with a weak macro-economic environment. In addition, capacity sales in Europe were lower than a year ago. Gross margin declined YoY, following lower mobile broadband capacity sales, a higher share of services sales and lower sales in segment Networks.

Business

In the first half of 2016, a number of important markets, in regions such as Latin America, Middle East and Sub-Saharan Africa, were impacted by a weak macro-economic environment. This negative development accelerated in the third quarter and had a negative effect on both mobile broadband coverage and capacity sales in these markets. In addition, capacity sales in Europe were lower than a year ago. Combined, this led to a significant deviation from what the company expected and communicated in conjunction with the Q2 report, and resulted in early announcement of preliminary sales and margins for the third quarter on October 12, 2016.

Reported sales declined by -14% YoY and sales were particularly weak at the end of the quarter. This shows an acceleration of the negative sales trends compared with the second quarter. The decline was driven by segment Networks where the reported sales decline worsened from -14% in Q2 to -19% in Q3.

As anticipated, sales in North America declined, mainly due to lower sales in Professional Services. In addition, one customer continued to reduce their investments in mobile broadband. Sales in Mainland China declined by -7% YoY mainly due to lower 3G sales, while 4G deployments continued on a high level. In India the delayed spectrum auctions led to another slow quarter. The transition from 3G to 4G continued to contribute to sales growth in region South East Asia and Oceania.

Sales in the targeted growth areas showed resilience and grew by 3% YoY, driven by Cloud, IP and services related to OSS and BSS. In total, the targeted growth areas now account for 21% of group sales. The strategic partnership with Cisco has to date generated more than 60 deals.

The current industry trends indicate a somewhat weaker than normal seasonal sales growth between the third and fourth quarters. In addition a renewed managed services contract in North America, with reduced scope, will impact sales negatively. The current business mix of coverage and capacity sales in mobile broadband is anticipated to prevail in the short term.

Profitability

Operating income declined to SEK 0.3 (5.1) b. following lower sales in segment Networks and a lower gross margin. The positive effect of the cost and efficiency program did not offset the sharp decline in gross income.

Gross margin declined to 28% (34%) following lower mobile broadband capacity sales, a higher share of services sales and lower sales in segment Networks.

IPR licensing revenues declined YoY and declined slightly QoQ. The IPR revenues in the quarter represent the current licensing contract portfolio.

Cost reductions to secure resilience and competitiveness

The cost and efficiency program was first initiated in November 2014 and then expanded in the second quarter of 2016. We are taking action in all dimensions of the program. Actions in the quarter included headcount reduction activities which were announced and initiated in Sweden, the US, Finland, Spain and the UK.

We will implement further short-term actions mainly to reduce cost of sales, in order to adapt our operations to weaker mobile broadband demand.

Cash flow

Cash flow from operating activities was SEK -2.3 b. in the quarter, mainly due to lower trade payables following lower demand. As cash flow is volatile between quarters it should be viewed on a full-year basis. We are taking operational and structural actions to improve cash flow both in the short and long term.

Strategy execution

Ericsson is in the middle of a significant company transformation. In addition, the rapid technology development, different and new customer requirements, as well as the convergence of IT, Media and Telecom, are posing both challenges and opportunities. Focus is on speed and fine-tuning of execution, supported by the new company structure which is designed for efficiency and effectiveness.

In short, the strategy builds on three key elements; efficiency and scale of our core business, investments in new revenue base and strong cash flow generation. Combined this will enable us to secure leadership also in the emerging broader 5G market – from technology to new business models and services – enabling us to be a strong business partner to existing and new customers.

Jan Frykhammar

President and CEO

2        Ericsson  |  Third Quarter Report 2016

FINANCIAL HIGHLIGHTS

SEK b.	Q3 2016	Q3 2015	YoY change	Q2 2016	QoQ change	9 months 2016	9 months 2015
Net sales	51.1	59.2	-14%	54.1	-6%	157.4	173.4
Of which Networks	23.3	28.8	-19%	26.8	-13%	75.9	86.4
Of which Global Services	24.8	27.1	-8%	24.5	1%	72.3	77.3
Of which Support Solutions	2.9	3.3	-11%	2.9	2%	9.2	9.5
Of which Modems	—	—	—	—	—	—	0.1
Gross income	14.5	20.1	-28%	17.5	-17%	49.3	59.2
Gross margin (%)	28.3%	33.9%	—	32.3%	—	31.4%	34.1%
Research and development expenses	-7.9	-8.5	-8%	-7.4	6%	-22.7	-26.9
Selling and administrative expenses	-6.2	-6.4	-2%	-7.1	-12%	-20.1	-21.3
Other operating income and expenses	0.0	0.1	-104%	-0.2	-99%	0.0	-0.1
Operating income	0.3	5.1	-93%	2.8	-88%	6.6	10.8
Operating margin	0.7%	8.6%	—	5.1%	—	4.2%	6.2%
for Networks	-1%	10%	—	6%	—	5%	7%
for Global Services	4%	9%	—	6%	—	4%	7%
for Support Solutions	-12%	0%	—	-15%	—	-6%	-2%
for Modems	—	—	—	—	—	—	—
Financial net	-0.6	-0.6	-4%	-0.5	13%	-1.6	-1.2
Taxes	0.1	-1.3	-106%	-0.7	-111%	-1.5	-2.9
Net income	-0.2	3.1	-106%	1.6	-111%	3.5	6.7
Restructuring charges	-1.3	-1.0	29%	-1.0	24%	-2.9	-4.3

THIRD QUARTER COMMENTS

Net sales

Sales as reported decreased by -14% YoY, with a decline in all segments.

The negative trends from the first half of 2016 accelerated in the quarter, impacting primarily Segment Networks.

The sales decline in Networks was driven mainly by markets with a weak macro-economic environment, impacting both mobile broadband coverage and capacity sales in these markets. Sales in Europe continued to decline YoY, following completion of mobile broadband projects in 2015 and lower capacity sales. Sales in India contributed to the decline following the delayed spectrum auctions which have delayed investments for several quarters. Sales in Mainland China declined YoY due to lower 3G sales, while 4G deployments continued on a high level and sales of core networks increased. Sales in North America declined slightly YoY mainly related to one customer that continued to reduce their investments in mobile broadband.

Sales in Global Services declined by -8% YoY. Professional Services sales declined, partly due to lower sales in markets with a weak macro-economic environment and continued decline in CDMA sales. Managed Services sales declined YoY, partly due to lower sales in North America. As already announced, a major managed services contract has been renewed, with reduced scope. This will impact Managed Services sales negatively also going forward. Network Rollout sales continued to decline YoY, due to lower mobile broadband demand.

In Support Solutions, sales decreased -11% YoY due to lower sales in OSS and BSS. This was partly due to lower software sales in digital transformation projects, in which sales are mainly milestone based. In addition, sales were lower than a year ago in markets with a weak macro-economic environment.

Sales declined QoQ due to lower sales in Networks, particularly in Europe and in markets with a weak macro-economic environment.

IPR licensing revenues declined YoY and declined slightly QoQ. The IPR revenues in the quarter represent the current IPR licensing contract portfolio.

Gross margin

Gross margin declined YoY and QoQ following lower mobile broadband capacity sales, higher share of services sales and lower sales in segment Networks.

Cost and efficiency program and restructuring charges

The cost and efficiency program is tracking towards target. Headcount reductions were announced and initiated in Sweden, the US, Spain, Finland and the UK in the quarter.

The company will implement further short-term actions mainly to reduce cost of sales, in order to adapt operations to weaker mobile broadband demand.

The estimate for total restructuring charges in 2016 remains at SEK 4-5 b. The high pace of restructuring activities is anticipated to continue in 2017.

3        Ericsson  |  Third Quarter Report 2016

Operating expenses

Operating expenses decreased YoY, mainly due to savings related to the cost and efficiency program. Operating expenses decreased QoQ following lower SG&A expenses. However, R&D expenses increased QoQ, following lower capitalization of development expenses and increased related depreciations, as more products reached general availability.

Other operating income and expenses

Other operating income and expenses were stable YoY. The revaluation and realization effects of currency hedge contracts were SEK -0.2 (-0.3) b. This is to be compared with SEK -0.5 b. in Q2, 2016.

The main part of the currency hedge contract balance is in USD. The SEK weakened further against the USD between June 30, 2016 (SEK/USD rate 8.45) and Sep 30, 2016 (SEK/USD rate 8.62).

Operating income

Operating income decreased YoY, due to lower gross margin, lower sales and higher restructuring charges. The decrease in operating income was partly offset by lower operating expenses.

Operating income decreased QoQ due to lower gross margin, lower sales and higher restructuring charges. The decrease in operating income was partly offset by lower operating expenses and a smaller negative effect from valuation of currency hedge contracts.

Financial net

The negative financial net was stable both YoY and QoQ.

Taxes

The tax cost in the quarter was slightly positive.

Net income and EPS

Net income and EPS diluted decreased YoY and QoQ, following the low operating income. EPS diluted was SEK -0.07 (0.94).

Employees

The number of employees on Sep 30, 2016 was 113,797 compared with 116,507 on June 30, 2016. The decrease was mainly a result of headcount reductions as part of the cost and efficiency program and a consequence of a reduced managed services contract in North America.

Modems

The discontinuation of the modems business was completed in Q3 2015.

4        Ericsson  |  Third Quarter Report 2016

REGIONAL SALES

	Third quarter 2016				Change
SEK b.	Networks	Global Services	Support Solutions	Total	YoY	QoQ
North America	6.1	6.3	0.8	13.2	-8%	-2%
Latin America	1.8	2.4	0.1	4.4	-22%	-4%
Northern Europe and Central Asia	1.1	0.9	0.1	2.0	-19%	-2%
Western and Central Europe	1.1	2.4	0.1	3.6	-21%	-20%
Mediterranean	1.5	2.9	0.2	4.5	-17%	-16%
Middle East	1.6	2.4	0.3	4.3	-25%	-13%
Sub-Saharan Africa	0.9	1.0	0.1	2.0	-25%	-13%
India	1.4	1.1	0.1	2.6	-28%	7%
North East Asia	3.9	2.0	0.3	6.1	-4%	1%
South East Asia and Oceania	2.3	2.7	0.1	5.1	6%	-4%
Other 1)	1.7	0.7	0.8	3.3	-8%	2%

Total	23.3	24.8	2.9	51.1	-14%	-6%

1)	Region “Other” includes licensing revenues, broadcast services, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

North America

As anticipated, sales in North America declined, mainly due to lower sales in Professional Services. In the quarter a major managed services contract was renewed with reduced scope. In addition one customer continued to reduce their investments in mobile broadband. There is continued high focus on network and IT transformation. 5G trials are ongoing with all major customers.

Latin America

Sales continued to decline YoY as operators reduced mobile broadband investments due to the recession in the region. Despite the challenging macro-economic environment, operators continue to invest in OSS and BSS transformation and network efficiency.

Northern Europe and Central Asia

Sales decreased YoY as Networks sales were impacted by lower investments in mobile broadband infrastructure in Russia. Operators are investing in ICT transformation, creating demand for OSS and BSS.

Western and Central Europe

Sales declined, following completion of mobile broadband projects in 2015 and lower capacity sales. Operators continue to focus on transforming their networks to meet the increased demand for data consumption and quality improvement.

Mediterranean

Sales declined due to lower investments in mobile broadband infrastructure, mainly related to capacity business. There was positive development in Managed Services and investments are being made in OSS and BSS transformation.

Middle East

Sales declined YoY following a sharp decline in Networks sales due to lower mobile broadband investments. This was driven by macro-economic challenges, mainly in countries with high exposure to low oil prices.

Sub-Saharan Africa

Sales declined mainly due to lower investment levels in some big countries impacted by low oil prices and a weak macro-economic environment.

India

The pending spectrum auctions, which closed early October, negatively impacted mobile broadband investments in the quarter. Professional Services continued to be stable.

North East Asia

Sales declined YoY. In Mainland China, 4G deployments continued on a high level and sales of core networks increased, while 3G sales declined. In Korea and Japan, investments continued on low levels as the initial 4G networks were built with high density as well as good capacity.

South East Asia and Oceania

Sales growth YoY was primarily driven by mobile broadband investments in Indonesia and Malaysia. Professional Services developed favorably, mainly driven by Managed Services.

Other

IPR licensing revenues were down YoY and declined slightly QoQ.

5 Ericsson | Third Quarter Report 2016

SEGMENT RESULTS

NETWORKS

SEK b.	Q3 2016	Q3 2015	YoY change	Q2 2016	QoQ change	9 months 2016	9 months 2015
Net sales	23.3	28.8	-19%	26.8	-13%	75.9	86.4
Operating income	-0.3	2.8	-109%	1.6	-116%	4.1	5.8
Operating margin	-1%	10%	—	6%	—	5%	7%
Restructuring charges	-0.6	-0.6	8%	-0.6	0%	-1.5	-2.6

Net sales

Sales as reported decreased by -19% YoY mainly due to lower sales of mobile broadband. Sales of core networks and IP increased slightly YoY.

The negative industry trends from the first half of 2016, with weaker demand for mobile broadband in markets with a weak macro-economic environment, accelerated further, impacting both coverage and capacity sales in these markets. In addition, mobile broadband capacity sales in Europe were lower than a year ago. Sales in India contributed to the decline following the delayed spectrum auctions which have delayed investments for several quarters. Sales in Mainland China declined YoY due to lower 3G sales, while 4G deployments continued on a high level and sales of core networks increased. Sales in North America declined slightly YoY mainly relating to one customer that continued to reduce their investments in mobile broadband.

Sales decreased QoQ, mainly due to lower sales in Europe and in markets with a weak macro-economic environment. Sales also decreased in South-East Asia and Oceania, where large deliveries in coverage projects were made in Q2.

The Ericsson Radio System (ERS) represented close to 10% of total deliveries of radio units year-to-date. The full-year 2017 estimate for the ERS share of total deliveries is approximately 50%, with a gradual increase during the year. The world’s first commercial 5G New Radio (NR) unit was launched by Ericsson in the quarter, ready to be shipped as from the second half of 2017.

Operating income and margin

Operating income and margin decreased YoY, mainly due to lower sales and a lower share of mobile broadband capacity sales. This was partly offset by significantly lower operating expenses, mainly as an effect of the ongoing cost and efficiency program.

Operating income and margin decreased QoQ mainly due to lower sales and a lower share of mobile broadband capacity sales. This was partly offset by lower operating expenses and a lower negative effect of revaluation of currency hedge contracts.

The effects of revaluation and realization of currency hedge contracts were negative at SEK -0.2 (-0.2) b. in the quarter. In Q2, 2016, these effects of currency hedge contracts were negative at SEK -0.4 b.

6        Ericsson  |  Third Quarter Report 2016

GLOBAL SERVICES

SEK b.	Q3 2016	Q3 2015	YoY change	Q2 2016	QoQ change	9 months 2016	9 months 2015
Net sales	24.8	27.1	-8%	24.5	1%	72.3	77.3
Of which Professional Services	18.7	20.5	-9%	18.7	0%	55.3	58.7
Of which Managed Services	7.2	8.0	-10%	7.3	-2%	21.8	23.6
Of which Network Rollout	6.1	6.5	-7%	5.8	4%	17.0	18.7
Operating income	1.0	2.4	-58%	1.5	-33%	3.1	5.7
Of which Professional Services	1.4	2.4	-41%	1.7	-16%	4.4	6.9
Of which Network Rollout	-0.4	0.0	—	-0.2	113%	-1.2	-1.2
Operating margin	4%	9%	—	6%	—	4%	7%
for Professional Services	7%	12%	—	9%	—	8%	12%
for Network Rollout	-7%	0%	—	-3%	—	-7%	-6%
Restructuring charges	-0.6	-0.4	67%	-0.3	73%	-1.3	-1.5

Net sales

Sales as reported declined by -8% YoY. Professional Services sales declined, partly due to lower sales in markets with a weak macro-economic environment and continued decline in CDMA sales. Managed Services sales declined YoY and remained stable QoQ. The YoY reduction was partly due to lower sales in North America. As already announced, a major managed services contract has been renewed, with reduced scope. This will impact Managed Services sales negatively going forward. Network Rollout sales continued to decline YoY, due to lower mobile broadband demand.

Sales increased by 1% QoQ, with increased Network Rollout activities in South East Asia.

Operating income and margin

Operating income decreased YoY in Global Services, with lower profitability in Professional Services as well as in Network Rollout.

Network Rollout operating margin declined YoY and QoQ, partly due to increased cost in a few specific projects in emerging markets. Activities continued in order to adapt the service delivery operations to current mobile broadband project volumes.

	Q3 2016	Q2 2016	Q1 2016	Full year 2015
Number of signed Managed Services contracts	15	20	21	101
Number of signed significant consulting & systems integration contracts 1)	19	18	13	66

1)	In the areas of OSS and BSS, IP, Service Delivery Platforms and data center build projects.

7        Ericsson  |  Third Quarter Report 2016

SUPPORT SOLUTIONS

SEK b.	Q3 2016	Q3 2015	YoY change	Q2 2016	QoQ change	9 months 2016	9 months 2015
Net sales	2.9	3.3	-11%	2.9	2%	9.2	9.5
Operating income	-0.4	0.0	—	-0.4	-17%	-0.5	-0.2
Operating margin	-12%	0%	—	-15%	—	-6%	-2%
Restructuring charges	0.0	0.0	-5%	-0.1	-49%	-0.1	-0.3

Net sales

Sales as reported decreased -11% YoY due to lower sales in OSS and BSS, partly because of lower software sales in digital transformation projects where sales are mainly project milestone based. In addition, sales in markets with a weak macro-economic environment were lower than a year ago. The overall transition of business models continues, from traditional telecom software licenses to recurrent license revenue deals.

Sales in TV & Media declined slightly YoY. In conjunction with IBC (International Broadcasting Convention) in September several announcements were made, including a partnership with Google to extend the reach of the Ericsson cloud-based MediaFirst TV platform into the Android TV ecosystem.

Sales were stable QoQ.

Operating income and margin

Operating income and margin declined YoY, mainly due to lower OSS and BSS software sales and lower IPR licensing revenues.

Operating income improved slightly QoQ.

8        Ericsson  |  Third Quarter Report 2016

CASH FLOW

SEK b.	Q3 2016	Q3 2015	Q2 2016
Net income reconciled to cash	1.5	6.8	1.3
Changes in operating net assets	-3.8	-5.2	-2.0
Cash flow from operating activities	-2.3	1.6	-0.7
Cash flow from investing activities	-2.0	-0.1	1.4
Cash flow from financing activities	-1.5	-0.3	-9.3
Net change in cash and cash equivalents	-4.5	1.0	-7.0

Cash flow from operating activities was SEK -2.3 (1.6) b. The decline was mainly due to decreased trade payables and decreased advances from customers. Trade payables declined following adaption in production, to meet lower demand for mobile broadband. Inventory decreased but remained at a high level.

Year to date, cash flow from operating activities was SEK -5.4 (-1.3) b.

Cash outlays related to restructuring charges were SEK -0.5 (-1.1) b. in the quarter.

Cash flow from investing activities was impacted by investments in property, plant and equipment of SEK -1.3 b., mainly due to continued investments in Global ICT centers. The capital expenditure level will decline as the investments in the Global ICT centers peaked last year.

Development expenses of SEK -0.9 b. were capitalized. No acquisitions were made in the quarter.

Cash flow from financing activities amounted to SEK -1.5 b. mainly as a result of decreased external borrowings.

As cash flow is volatile between quarters it should be viewed on a full-year basis. We are taking operational and structural actions to improve cash flow both in the short and long term. Net cash at the end of the quarter was SEK 16.3 b.

Working capital KPIs, number of days	Jan-Sep 2016	Jan-Jun 2016	Jan-Mar 2016	Jan-Dec 2015	Jan-Sep 2015
Sales outstanding (target: <90)	122	115	108	87	113
Inventory (target: <65)	79	81	80	64	72
Payable (target: >60)	56	59	58	53	55

9        Ericsson  |  Third Quarter Report 2016

FINANCIAL POSITION

SEK b.	Sep 30 2016	Sep 30 2015	Jun 30 2016
+ Cash and cash equivalents	24.4	34.0	28.9
+ Interest-bearing securities, current	18.7	17.6	19.8
+ Interest-bearing securities, non-current	0.5	—	—
Equity	134.0	138.0	136.7
Total assets	275.7	278.4	277.4

Post-employment benefits were SEK 32.5 b., compared with SEK 27.3 b. on June 30, 2016, following lower discount rates.

The average maturity of long-term borrowings as of Sep 30, 2016, was 4.0 years, compared with 5.0 years 12 months earlier.

Debt maturity profile, Parent Company

10        Ericsson  |  Third Quarter Report 2016

OTHER INFORMATION

Ericsson’s Vestberg stepped down - search for new CEO initiated

On July 25, 2016, Ericsson’s Board of Directors announced that Hans Vestberg stepped down as President and CEO and member of the Board of Directors of Ericsson with immediate effect. Effective immediately Jan Frykhammar, Executive Vice President and CFO, stepped into the position as President and CEO until the now initiated recruitment search is concluded. As customary, the search process will comprise both internal and external candidates.

Carl Mellander, currently VP & Group Treasurer, was appointed acting CFO with immediate effect.

Ericsson appointed Ulf Ewaldsson as head of strategy and technology

Effective September 20, 2016, Ulf Ewaldsson was appointed Senior Vice President, Chief Strategy and Technology Officer and Head of Group Function Strategy and Technology at Ericsson. Rima Qureshi was appointed Head of Region North America July 1, 2016, and has since held dual roles. Both Ewaldsson and Qureshi will continue to be Executive Leadership Team members and report to Ericsson’s CEO.

Ericsson announced change in Executive leadership team

On September 30, 2016, Ericsson announced it will move the position as Chief HR Officer to Sweden and that Bina Chaurasia, based in California, therefore will resign from her role as Senior Vice President and Chief HR Officer, effective November 15, 2016.

Effective November 15, 2016, Maj-Britt Arfert has been appointed acting Chief HR Officer while the search for a successor is underway.

POST-CLOSING EVENTS

Ericsson announced changes in operations in Sweden

On October 4, 2016, Ericsson announced measures intended to be implemented in Sweden, in line with the ongoing cost and efficiency program. Ericsson intends to reduce 3,000 positions in production, research and development (R&D) as well as in sales and administration.

Ericsson announced preliminary Q3, 2016 earnings

On October 12, 2016, Ericsson announced that the business result for the third quarter 2016 would be significantly lower than company expectations. The negative industry trends from the first half of 2016 have further accelerated, impacting Q3, 2016 numbers primarily in Segment Networks. The sales decline was mainly driven by markets with weak macro-economic environment such as Brazil, Russia and the Middle East, impacting both mobile broadband coverage and capacity sales in these markets. In addition, capacity sales in Europe were lower following completion of mobile broadband projects in 2015.

DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012 (ITRA)

During the third quarter of 2016, Ericsson contracted with Pars Online for sales by Ericsson of telecommunications infrastructure related products and services to Pars Online. During the third quarter of 2016, Ericsson made sales of telecommunications infrastructure related products and services in Iran to Hiweb, Mobile Communication Company of Iran and to MTNIrancell, which generated gross revenues (reported as net sales) of approximately SEK 588 million. Ericsson does not normally allocate quarterly net profit (reported as net income) on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its operating income (income before taxes and financial net) from such sales, after internal cost allocation, during the third quarter of 2016 would be substantially lower than such gross revenues. During the third quarter of 2016, Bank Mellat, Tejarat Bank and Post Bank of Iran (local banks in Iran) issued bank guarantees to secure an Iranian customer’s payment obligations to Ericsson.

11        Ericsson  |  Third Quarter Report 2016

RISK FACTORS

Ericsson’s operational and financial risk factors and uncertainties are described in our Annual Report 2015.

Risk factors and uncertainties in focus short term for the Parent Company and the Ericsson Group include, but are not limited to:

•	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing, or delayed auctions of spectrums;

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;

•	Effects on gross margins and/or working capital of the business mix in the Networks segment between capacity sales and new coverage build-outs;

•	Effects on gross margins of the business mix in the Global Services segment including proportion of new network build-outs and share of new managed services or digital transformation deals with initial transition costs;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	New JV arrangements or partnerships which may not be successful and expose us to future costs;

•	Changes in foreign exchange rates, in particular USD;

•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;
•	No guarantees that specific restructuring or cost-savings initiatives will be sufficient, successful or executed in time to deliver any improvements in short-term earnings;

•	Brexit might lead to economic uncertainty which may impact operators’ investment levels;

•	Various geopolitical forces may impact the global economy and our business;

•	Cyber security incidents, which may have material negative impact.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct and has a dedicated anti-corruption program. However, in some of the countries where the company operates, corruption risks can be high and compliance failure could have a material adverse impact on our business, financial condition and brand.

Stockholm, October 21, 2016

Telefonaktiebolaget LM Ericsson

Jan Frykhammar, President and CEO

Org. no. 556016-0680

Date for next report: January 26, 2017

12        Ericsson  |  Third Quarter Report 2016

AUDITORS’ REVIEW REPORT

Introduction

We have reviewed the condensed interim financial information (interim report) of Telefonaktiebolaget LM Ericsson (publ.) as of September 30, 2016, and the nine months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, October 21, 2016

PricewaterhouseCoopers AB

Bo Hjalmarsson

Authorized Public Accountant

Auditor in Charge

Johan Engstam

Authorized Public Accountant

13        Ericsson  |  Third Quarter Report 2016

EDITOR’S NOTE

For further information, please contact:

Helena Norrman, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone:    +46 10 714 64 49, +46 70 575 29 06

E-mail:    peter.nyquist@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone:    +46 10 714 20 39, +46 70 986 02 27

E-mail:    stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,

Investor Relations

Phone:    +46 10 713 39 28, +46 73 082 59 28

E-mail:    asa.konnbjer@ericsson.com

Rikard Tunedal, Director,

Investor Relations

Phone:    +46 10 714 54 00, +46 761 005 400

E-mail:    rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,

Head of External Communications

Phone:    +46 10 719 97 27, +46 73 024 48 73

E-mail:    media.relations@ericsson.com

Corporate Communications

Phone:    +46 10 719 69 92

E-mail:    media.relations@ericsson.com

14        Ericsson  |  Third Quarter Report 2016

SAFE HARBOR STATEMENT

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

15        Ericsson  |  Third Quarter Report 2016

FINANCIAL STATEMENTS AND

ADDITIONAL INFORMATION

16        Ericsson  |  Third Quarter Report 2016

CONSOLIDATED INCOME STATEMENT

	Jul-Sep			Jan-Sep
SEK million	2016	2015	Change	2016	2015	Change

Net sales	51,076	59,161	-14%	157,393	173,352	-9%
Cost of sales	-36,616	-39,110	-6%	-108,048	-114,202	-5%
Gross income	14,460	20,051	-28%	49,345	59,150	-17%
Gross margin (%)	28.3%	33.9%		31.4%	34.1%

Research and development expenses	-7,855	-8,540	-8%	-22,745	-26,923	-16%
Selling and administrative expenses	-6,238	-6,393	-2%	-20,067	-21,289	-6%
Operating expenses	-14,093	-14,933	-6%	-42,812	-48,212	-11%

Other operating income and expenses	-3	80		40	-101
Shares in earnings of JV and associated companies	-23	-121		6	-67
Operating income	341	5,077	-93%	6,579	10,770	-39%

Financial income	-226	188		-176	634
Financial expenses	-371	-809		-1,414	-1,839
Income after financial items	-256	4,456	-106%	4,989	9,565	-48%

Taxes	76	-1,338		-1,497	-2,870
Net income	-180	3,118	-106%	3,492	6,695	-48%

Net income attributable to:
Stockholders of the Parent Company	-233	3,080		3,320	6,493
Non-controlling interests	53	38		172	202

Other information
Average number of shares, basic (million)	3,264	3,251		3,261	3,247
Earnings per share, basic (SEK) 1)	-0.07	0.95		1.02	2.00
Earnings per share, diluted (SEK) 1)	-0.07	0.94		1.01	1.98

1)	Based on Net income attributable to stockholders of the Parent Company.

STATEMENT OF COMPREHENSIVE INCOME

	Jul-Sep		Jan-Sep
SEK million	2016	2015	2016	2015

Net income	-180	3,118	3,492	6,695

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	-5,347	-1,113	-9,790	-5,886
Tax on items that will not be reclassified to profit or loss	1,218	214	2,406	1,518

Items that may be reclassified to profit or loss
Available-for-sale financial assets
Gains/losses arising during the period	0	—	0	—
Revaluation of other investments in shares and participations
Fair value remeasurement	0	60	-4	241
Changes in cumulative translation adjustments	1,520	-1,246	2,368	537
Share of other comprehensive income on JV and associated companies	11	237	-355	141
Tax on items that may be reclassified to profit or loss	0	0	0	0

Total other comprehensive income, net of tax	-2,598	-1,848	-5,375	-3,449

Total comprehensive income	-2,778	1,270	-1,883	3,246

Total comprehensive income attributable to:
Stockholders of the Parent Company	-2,871	1,255	-2,121	3,045
Non-controlling interest	93	15	238	201

17        Ericsson  |  Third Quarter Report 2016

CONSOLIDATED BALANCE SHEET

SEK million	Sep 30 2016	Jun 30 2016	Dec 31 2015

ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	7,437	7,064	5,493
Goodwill	41,976	41,913	41,087
Intellectual property rights, brands and other intangible assets	8,076	8,035	9,316

Property, plant and equipment	17,082	16,856	15,901

Financial assets
Equity in JV and associated companies	761	787	1,210
Other investments in shares and participations	1,188	1,178	1,275
Customer finance, non-current	1,989	2,315	1,739
Interest-bearing securities, non-current	540	—	—
Other financial assets, non-current	4,310	5,061	5,634

Deferred tax assets	17,383	14,451	13,183
	100,742	97,660	94,838

Current assets
Inventories	34,140	34,660	28,436

Trade receivables	70,370	68,461	71,069
Customer finance, current	2,644	2,532	2,041
Other current receivables	24,758	25,297	21,709
Interest-bearing securities, current	18,663	19,846	26,046
Cash and cash equivalents	24,401	28,931	40,224
	174,976	179,727	189,525

Total assets	275,718	277,387	284,363

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	133,138	135,746	146,525
Non-controlling interest in equity of subsidiaries	874	945	841
	134,012	136,691	147,366

Non-current liabilities
Post-employment benefits	32,463	27,323	22,664
Provisions, non-current	170	245	176
Deferred tax liabilities	2,052	2,036	2,472
Borrowings, non-current	18,283	18,164	22,744
Other non-current liabilities	2,127	2,030	1,851
	55,095	49,798	49,907

Current liabilities
Provisions, current	3,075	3,142	3,662
Borrowings, current	9,007	9,653	2,376
Trade payables	21,633	23,709	22,389
Other current liabilities	52,896	54,394	58,663
	86,611	90,898	87,090

Total equity and liabilities	275,718	277,387	284,363

Of which interest-bearing liabilities	27,290	27,817	25,120

Assets pledged as collateral	2,534	2,523	2,526
Contingent liabilities	1,146	1,003	922

18        Ericsson  |  Third Quarter Report 2016

CONSOLIDATED STATEMENT

OF CASH FLOWS

	Jul-Sep		Jan-Sep		Jan-Dec
SEK million	2016	2015	2016	2015	2015

Operating activities
Net income	-180	3,118	3,492	6,695	13,673
Adjustments to reconcile net income to cash
Taxes	-1,282	51	-5,900	-3,230	-2,835
Earnings/dividends in JV and associated companies	22	136	79	163	130
Depreciation, amortization and impairment losses	2,308	2,425	6,509	7,685	10,206
Other	630	1,052	2,270	2,018	3,110
	1,498	6,782	6,450	13,331	24,284

Changes in operating net assets
Inventories	980	-226	-4,899	-3,862	-366
Customer finance, current and non-current	223	375	-844	522	824
Trade receivables	-624	-1,421	2,220	4,246	7,000
Trade payables	-2,371	-494	-531	-3,562	-2,676
Provisions and post-employment benefits	130	-302	334	1,217	544
Other operating assets and liabilities, net	-2,153	-3,154	-8,132	-13,154	-9,013
	-3,815	-5,222	-11,852	-14,593	-3,687

Cash flow from operating activities	-2,317	1,560	-5,402	-1,262	20,597

Investing activities
Investments in property, plant and equipment	-1,384	-1,807	-4,430	-6,598	-8,338
Sales of property, plant and equipment	111	59	205	1,209	1,301
Acquisitions/divestments of subsidiaries and other operations, net	16	-1,028	-572	-1,255	-2,200
Product development	-885	-982	-3,192	-2,119	-3,302
Other investing activities	-508	37	-663	-125	-543
Interest-bearing securities	610	3,631	6,978	13,708	5,095
Cash flow from investing activities	-2,040	-90	-1,674	4,820	-7,987

Cash flow before financing activities	-4,357	1,470	-7,076	3,558	12,610

Financing activities
Dividends paid	-163	-277	-12,263	-11,337	-11,337
Other financing activities	-1,295	-34	1,560	1,296	627
Cash flow from financing activities	-1,458	-311	-10,703	-10,041	-10,710

Effect of exchange rate changes on cash	1,285	-171	1,956	-555	-2,664

Net change in cash and cash equivalents	-4,530	988	-15,823	-7,038	-764

Cash and cash equivalents, beginning of period	28,931	32,962	40,224	40,988	40,988

Cash and cash equivalents, end of period	24,401	33,950	24,401	33,950	40,224

19        Ericsson  |  Third Quarter Report 2016

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY

	Jan-Sep		Jan-Dec
SEK million	2016	2015	2015

Opening balance	147,366	145,309	145,309
Total comprehensive income	-1,883	3,246	12,362
Sale/repurchase of own shares	-51	126	169
Stock issue (net)	131	—	—
Stock purchase plan	711	641	865
Dividends paid	-12,263	-11,337	-11,337
Transactions with non-controlling interests	1	-1	-2
Closing balance	134,012	137,984	147,366

CONSOLIDATED INCOME STATEMENT

– ISOLATED QUARTERS

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	51,076	54,108	52,209	73,568	59,161	60,671	53,520
Cost of sales	-36,616	-36,613	-34,819	-46,899	-39,110	-40,536	-34,556
Gross income	14,460	17,495	17,390	26,669	20,051	20,135	18,964
Gross margin (%)	28.3%	32.3%	33.3%	36.3%	33.9%	33.2%	35.4%

Research and development expenses	-7,855	-7,405	-7,485	-7,921	-8,540	-9,896	-8,487
Selling and administrative expenses	-6,238	-7,109	-6,720	-7,996	-6,393	-7,765	-7,131
Operating expenses	-14,093	-14,514	-14,205	-15,917	-14,933	-17,661	-15,618

Other operating income and expenses	-3	-230	273	254	80	1,059	-1,240
Shares in earnings of JV and associated companies	-23	12	17	29	-121	27	27
Operating income	341	2,763	3,475	11,035	5,077	3,560	2,133

Financial income	-226	139	-89	-109	188	-238	684
Financial expenses	-371	-666	-377	-619	-809	-290	-740
Income after financial items	-256	2,236	3,009	10,307	4,456	3,032	2,077

Taxes	76	-670	-903	-3,329	-1,338	-909	-623
Net income	-180	1,566	2,106	6,978	3,118	2,123	1,454

Net income attributable to:
Stockholders of the Parent Company	-233	1,587	1,966	7,056	3,080	2,094	1,319
Non-controlling interests	53	-21	140	-78	38	29	135

Other information
Average number of shares, basic (million)	3,264	3,261	3,258	3,254	3,251	3,247	3,244
Earnings per share, basic (SEK) 1)	-0.07	0.49	0.60	2.17	0.95	0.64	0.41
Earnings per share, diluted (SEK) 1)	-0.07	0.48	0.60	2.15	0.94	0.64	0.40

1)	Based on Net income attributable to stockholders of the Parent Company.

20        Ericsson  |  Third Quarter Report 2016

CONSOLIDATED STATEMENT

OF CASH FLOWS – ISOLATED QUARTERS

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating activities
Net income	-180	1,566	2,106	6,978	3,118	2,123	1,454
Adjustments to reconcile net income to cash
Taxes	-1,282	-3,410	-1,208	395	51	-1,360	-1,921
Earnings/dividends in JV and associated companies	22	73	-16	-33	136	49	-22
Depreciation, amortization and impairment losses	2,308	2,104	2,097	2,521	2,425	2,579	2,681
Other	630	988	652	1,092	1,052	22	944
	1,498	1,321	3,631	10,953	6,782	3,413	3,136

Changes in operating net assets
Inventories	980	-1,667	-4,212	3,496	-226	383	-4,019
Customer finance, current and non-current	223	-816	-251	302	375	405	-258
Trade receivables	-624	-564	3,408	2,754	-1,421	3,630	2,037
Trade payables	-2,371	2,457	-617	886	-494	-1,400	-1,668
Provisions and post-employment benefits	130	218	-14	-673	-302	1,685	-166
Other operating assets and liabilities, net	-2,153	-1,662	-4,317	4,141	-3,154	-5,038	-4,962
	-3,815	-2,034	-6,003	10,906	-5,222	-335	-9,036

Cash flow from operating activities	-2,317	-713	-2,372	21,859	1,560	3,078	-5,900

Investing activities
Investments in property, plant and equipment	-1,384	-1,572	-1,474	-1,740	-1,807	-2,424	-2,367
Sales of property, plant and equipment	111	50	44	92	59	1,075	75
Acquisitions/divestments of subsidiaries and other operations, net	16	-480	-108	-945	-1,028	-169	-58
Product development	-885	-1,099	-1,208	-1,183	-982	-843	-294
Other investing activities	-508	-890	735	-418	37	-280	118
Interest-bearing securities	610	5,355	1,013	-8,613	3,631	9,678	399
Cash flow from investing activities	-2,040	1,364	-998	-12,807	-90	7,037	-2,127

Cash flow before financing activities	-4,357	651	-3,370	9,052	1,470	10,115	-8,027

Financing activities
Dividends paid	-163	-12,067	-33	—	-277	-11,035	-25
Other financing activities	-1,295	2,761	94	-669	-34	431	899
Cash flow from financing activities	-1,458	-9,306	61	-669	-311	-10,604	874

Effect of exchange rate changes on cash	1,285	1,652	-981	-2,109	-171	-1,860	1,476

Net change in cash and cash equivalents	-4,530	-7,003	-4,290	6,274	988	-2,349	-5,677

Cash and cash equivalents, beginning of period	28,931	35,934	40,224	33,950	32,962	35,311	40,988

Cash and cash equivalents, end of period	24,401	28,931	35,934	40,224	33,950	32,962	35,311

21        Ericsson  |  Third Quarter Report 2016

ACCOUNTING POLICIES

THE GROUP

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2015, and should be read in conjunction with that annual report.

There is no significant difference between IFRS effective as per September 30, 2016 and IFRS as endorsed by the EU.

Amendments applied as from the first quarter of 2016*

Presentation in financial statements

In the Consolidated Balance Sheet, Interest-bearing securities, non-current has been added as a new line and Short term investments has been renamed Interest-bearing securities, current. On the Statement of Cash Flow, the line Short-term investments has been renamed Interest-bearing securities.

Accounting for bonds

Due to the conditions in the market for government and mortgage bonds in Sweden, Ericsson now intends to hold bonds purchased in its “Asset management” portfolio until maturity instead of intending to hold them for trading. Bonds purchased in this portfolio after January 1, 2016 are classified as available-for-sale. Bonds held as available-for-sale with a maturity longer than one year are included in Interest-bearing securities, non-current. Bonds held as available-for-sale with a maturity shorter than one year are included in Interest-bearing securities, current. Unrealized gains and losses are recognized in Other comprehensive income. When these securities are derecognized, the accumulated fair value adjustments will be included in financial income.

*	Updated in the third quarter of 2016 due to purchase of available-for-sale bond

Amendments applied as from the second quarter of 2016

APMs

As from the second quarter, Ericsson has applied the new guidelines issued by ESMA** on APMs (Alternative Performance Measures). In summary, an APM is understood as a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined or specified in IFRS. The APMs presented in the interim report will be reconciled to the most directly reconcilable line items in the financial statements at the end of the interim report.

**	European Securities and Markets Authority – a European supervisory authority

22        Ericsson  |  Third Quarter Report 2016

NET SALES BY SEGMENT BY QUARTER

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	23,343	26,765	25,820	37,304	28,817	31,163	26,436
Global Services	24,804	24,481	23,018	30,670	27,055	26,392	23,901
Of which Professional Services	18,747	18,670	17,932	23,072	20,545	20,001	18,131
Of which Managed Services	7,153	7,330	7,352	8,214	7,976	8,150	7,501
Of which Network Rollout	6,057	5,811	5,086	7,598	6,510	6,391	5,770
Support Solutions	2,929	2,862	3,371	5,594	3,289	3,092	3,074
Modems	—	—	—	—	—	24	109

Total	51,076	54,108	52,209	73,568	59,161	60,671	53,520

	2016			2015
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-13%	4%	-31%	29%	-8%	18%	-22%
Global Services	1%	6%	-25%	13%	3%	10%	-20%
Of which Professional Services	0%	4%	-22%	12%	3%	10%	-15%
Of which Managed Services	-2%	0%	-10%	3%	-2%	9%	-3%
Of which Network Rollout	4%	14%	-33%	17%	2%	11%	-31%
Support Solutions	2%	-15%	-40%	70%	6%	1%	-23%
Modems	—	—	—	—	—	—	—

Total	-6%	4%	-29%	24%	-2%	13%	-21%

	2016			2015
Year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-19%	-14%	-2%	9%	-4%	8%	8%
Global Services	-8%	-7%	-4%	3%	11%	14%	17%
Of which Professional Services	-9%	-7%	-1%	8%	15%	21%	20%
Of which Managed Services	-10%	-10%	-2%	6%	11%	26%	30%
Of which Network Rollout	-7%	-9%	-12%	-9%	-2%	-2%	9%
Support Solutions	-11%	-7%	10%	40%	8%	9%	11%
Modems	—	—	—	—	—	—	—

Total	-14%	-11%	-2%	8%	3%	11%	13%

	2016			2015
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	75,928	52,585	25,820	123,720	86,416	57,599	26,436
Global Services	72,303	47,499	23,018	108,018	77,348	50,293	23,901
Of which Professional Services	55,349	36,602	17,932	81,749	58,677	38,132	18,131
Of which Managed Services	21,835	14,682	7,352	31,841	23,627	15,651	7,501
Of which Network Rollout	16,954	10,897	5,086	26,269	18,671	12,161	5,770
Support Solutions	9,162	6,233	3,371	15,049	9,455	6,166	3,074
Modems	—	—	—	133	133	133	109

Total	157,393	106,317	52,209	246,920	173,352	114,191	53,520

	2016			2015
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-12%	-9%	-2%	5%	4%	8%	8%
Global Services	-7%	-6%	-4%	11%	14%	16%	17%
Of which Professional Services	-6%	-4%	-1%	15%	19%	21%	20%
Of which Managed Services	-8%	-6%	-2%	17%	22%	28%	30%
Of which Network Rollout	-9%	-10%	-12%	-2%	1%	3%	9%
Support Solutions	-3%	1%	10%	19%	9%	10%	11%
Modems	—	—	—	—	—	—	—

Total	-9%	-7%	-2%	8%	8%	12%	13%

23        Ericsson  |  Third Quarter Report 2016

OPERATING INCOME

BY SEGMENT BY QUARTER

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-251	1,593	2,724	7,154	2,764	2,435	590
Global Services	993	1,484	644	2,530	2,364	1,640	1,681
Of which Professional Services	1,401	1,676	1,293	2,712	2,386	2,403	2,109
Of which Network Rollout	-408	-192	-649	-182	-22	-763	-428
Support Solutions	-351	-421	238	1,668	-6	-240	82
Modems	—	—	—	1	-1	7	0
Unallocated 1)	-50	107	-131	-318	-44	-282	-220

Total	341	2,763	3,475	11,035	5,077	3,560	2,133

	2016			2015
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	4,066	4,317	2,724	12,943	5,789	3,025	590
Global Services	3,121	2,128	644	8,215	5,685	3,321	1,681
Of which Professional Services	4,370	2,969	1,293	9,610	6,898	4,512	2,109
Of which Network Rollout	-1,249	-841	-649	-1,395	-1,213	-1,191	-428
Support Solutions	-534	-183	238	1,504	-164	-158	82
Modems	—	—	—	7	6	7	0
Unallocated 1)	-74	-24	-131	-864	-546	-502	-220

Total	6,579	6,238	3,475	21,805	10,770	5,693	2,133

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses.

OPERATING MARGIN

BY SEGMENT BY QUARTER

	2016			2015
As percentage of net sales, isolated quarters	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-1%	6%	11%	19%	10%	8%	2%
Global Services	4%	6%	3%	8%	9%	6%	7%
Of which Professional Services	7%	9%	7%	12%	12%	12%	12%
Of which Network Rollout	-7%	-3%	-13%	-2%	0%	-12%	-7%
Support Solutions	-12%	-15%	7%	30%	0%	-8%	3%
Modems	—	—	—	—	—	—	—

Total	1%	5%	7%	15%	9%	6%	4%

	2016			2015
As percentage of net sales, year to date	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	5%	8%	11%	10%	7%	5%	2%
Global Services	4%	4%	3%	8%	7%	7%	7%
Of which Professional Services	8%	8%	7%	12%	12%	12%	12%
Of which Network Rollout	-7%	-8%	-13%	-5%	-6%	-10%	-7%
Support Solutions	-6%	-3%	7%	10%	-2%	-3%	3%
Modems	—	—	—	—	—	—	—

Total	4%	6%	7%	9%	6%	5%	4%

24        Ericsson  |  Third Quarter Report 2016

NET SALES

BY REGION BY QUARTER

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

North America	13,224	13,426	13,182	17,082	14,355	14,578	12,246
Latin America	4,381	4,542	4,040	6,106	5,610	5,067	4,574
Northern Europe & Central Asia 1) 2)	2,043	2,093	2,222	2,847	2,520	2,556	2,726
Western & Central Europe 2)	3,565	4,466	3,953	5,320	4,540	5,131	4,741
Mediterranean 2)	4,543	5,427	4,296	6,971	5,470	5,887	4,982
Middle East	4,280	4,921	3,567	6,089	5,728	6,515	4,517
Sub Saharan Africa	2,012	2,313	2,120	2,847	2,691	2,653	2,158
India	2,597	2,426	2,683	3,172	3,629	3,049	3,531
North East Asia	6,122	6,041	5,579	8,916	6,348	6,943	6,030
South East Asia & Oceania	5,054	5,272	5,199	5,329	4,750	4,897	4,259
Other 1) 2)	3,255	3,181	5,368	8,889	3,520	3,395	3,756

Total	51,076	54,108	52,209	73,568	59,161	60,671	53,520

1) Of which in Sweden	690	477	1,113	972	1,135	598	1,091
2) Of which in EU	8,507	9,635	9,229	12,644	10,584	11,453	10,904

	2016			2015
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

North America	-2%	2%	-23%	19%	-2%	19%	-6%
Latin America	-4%	12%	-34%	9%	11%	11%	-30%
Northern Europe & Central Asia 1) 2)	-2%	-6%	-22%	13%	-1%	-6%	-33%
Western & Central Europe 2)	-20%	13%	-26%	17%	-12%	8%	-22%
Mediterranean 2)	-16%	26%	-38%	27%	-7%	18%	-34%
Middle East	-13%	38%	-41%	6%	-12%	44%	-34%
Sub Saharan Africa	-13%	9%	-26%	6%	1%	23%	-17%
India	7%	-10%	-15%	-13%	19%	-14%	49%
North East Asia	1%	8%	-37%	40%	-9%	15%	-35%
South East Asia & Oceania	-4%	1%	-2%	12%	-3%	15%	-14%
Other 1) 2)	2%	-41%	-40%	153%	4%	-10%	-19%

Total	-6%	4%	-29%	24%	-2%	13%	-21%

1) Of which in Sweden	45%	-57%	15%	-14%	90%	-45%	4%
2) Of which in EU	-12%	4%	-27%	19%	-8%	5%	-24%

	2016			2015
Year-over-year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

North America	-8%	-8%	8%	31%	2%	-4%	0%
Latin America	-22%	-10%	-12%	-7%	-5%	-6%	-3%
Northern Europe & Central Asia 1) 2)	-19%	-18%	-18%	-30%	-20%	-6%	12%
Western & Central Europe 2)	-21%	-13%	-17%	-13%	-2%	12%	8%
Mediterranean 2)	-17%	-8%	-14%	-7%	5%	7%	4%
Middle East	-25%	-24%	-21%	-11%	-5%	44%	17%
Sub Saharan Africa	-25%	-13%	-2%	9%	10%	41%	19%
India	-28%	-20%	-24%	34%	81%	85%	108%
North East Asia	-4%	-13%	-7%	-3%	-10%	8%	23%
South East Asia & Oceania	6%	8%	22%	8%	25%	34%	24%
Other 1) 2)	-8%	-6%	43%	91%	4%	1%	15%

Total	-14%	-11%	-2%	8%	3%	11%	13%

1) Of which in Sweden	-39%	-20%	2%	-7%	4%	-41%	9%
2) Of which in EU	-20%	-16%	-15%	-12%	-1%	11%	12%

25        Ericsson  |  Third Quarter Report 2016

NET SALES

BY REGION BY QUARTER, CONT.

	2016			2015
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

North America	39,832	26,608	13,182	58,261	41,179	26,824	12,246
Latin America	12,963	8,582	4,040	21,357	15,251	9,641	4,574
Northern Europe & Central Asia 1) 2)	6,358	4,315	2,222	10,649	7,802	5,282	2,726
Western & Central Europe 2)	11,984	8,419	3,953	19,732	14,412	9,872	4,741
Mediterranean 2)	14,266	9,723	4,296	23,310	16,339	10,869	4,982
Middle East	12,768	8,488	3,567	22,849	16,760	11,032	4,517
Sub Saharan Africa	6,445	4,433	2,120	10,349	7,502	4,811	2,158
India	7,706	5,109	2,683	13,381	10,209	6,580	3,531
North East Asia	17,742	11,620	5,579	28,237	19,321	12,973	6,030
South East Asia & Oceania	15,525	10,471	5,199	19,235	13,906	9,156	4,259
Other 1) 2)	11,804	8,549	5,368	19,560	10,671	7,151	3,756

Total	157,393	106,317	52,209	246,920	173,352	114,191	53,520

1) Of which in Sweden	2,280	1,590	1,113	3,796	2,824	1,689	1,091
2) Of which in EU	27,371	18,864	9,229	45,585	32,941	22,357	10,904

	2016			2015
Year to date, year-over-year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

North America	-3%	-1%	8%	7%	-1%	-2%	0%
Latin America	-15%	-11%	-12%	-5%	-5%	-5%	-3%
Northern Europe & Central Asia 1) 2)	-19%	-18%	-18%	-14%	-6%	3%	12%
Western & Central Europe 2)	-17%	-15%	-17%	0%	6%	10%	8%
Mediterranean 2)	-13%	-11%	-14%	1%	5%	6%	4%
Middle East	-24%	-23%	-21%	7%	16%	32%	17%
Sub Saharan Africa	-14%	-8%	-2%	18%	22%	30%	19%
India	-25%	-22%	-24%	74%	91%	97%	108%
North East Asia	-8%	-10%	-7%	2%	5%	15%	23%
South East Asia & Oceania	12%	14%	22%	21%	28%	29%	24%
Other 1) 2)	11%	20%	43%	33%	7%	8%	15%

Total	-9%	-7%	-2%	8%	8%	12%	13%

1) Of which in Sweden	-19%	-6%	2%	-8%	-9%	-16%	9%
2) Of which in EU	-17%	-16%	-15%	1%	7%	12%	12%

TOP 5 COUNTRIES IN SALES

Country	Q3		Jan-Sep
As percentage of net sales	2016	2015	2016	2015

United States	26%	24%	26%	24%
China	8%	7%	8%	8%
India	5%	6%	5%	6%
Italy	3%	3%	3%	3%
United Kingdom	3%	3%	3%	3%

26        Ericsson  |  Third Quarter Report 2016

NET SALES BY REGION BY SEGMENT

	Q3 2016				Jan-Sep 2016
SEK million	Networks	Global Services	Support Solutions	Total	Networks	Global Services	Support Solutions	Total

North America	6,111	6,320	793	13,224	19,058	18,478	2,296	39,832
Latin America	1,821	2,418	142	4,381	5,940	6,490	533	12,963
Northern Europe & Central Asia	1,070	922	51	2,043	3,382	2,800	176	6,358
Western & Central Europe	1,070	2,386	109	3,565	4,076	7,541	367	11,984
Mediterranean	1,537	2,853	153	4,543	5,110	8,657	499	14,266
Middle East	1,592	2,409	279	4,280	4,870	7,082	816	12,768
Sub Saharan Africa	880	1,030	102	2,012	2,738	3,334	373	6,445
India	1,365	1,120	112	2,597	3,635	3,607	464	7,706
North East Asia	3,862	1,973	287	6,122	11,609	5,646	487	17,742
South East Asia & Oceania	2,312	2,656	86	5,054	8,686	6,594	245	15,525
Other	1,723	717	815	3,255	6,824	2,074	2,906	11,804

Total	23,343	24,804	2,929	51,076	75,928	72,303	9,162	157,393

Share of Total	46%	48%	6%	100%	48%	46%	6%	100%

	Q3 2016
Sequential change, percent	Networks	Global Services	Support Solutions	Total

North America	-7%	4%	7%	-2%
Latin America	-13%	7%	-25%	-4%
Northern Europe & Central Asia	10%	-14%	-2%	-2%
Western & Central Europe	-37%	-9%	-11%	-20%
Mediterranean	-27%	-8%	-23%	-16%
Middle East	-15%	-13%	2%	-13%
Sub Saharan Africa	-11%	-15%	-5%	-13%
India	38%	-11%	-36%	7%
North East Asia	-8%	12%	250%	1%
South East Asia & Oceania	-28%	32%	18%	-4%
Other	-15%	134%	-4%	2%

Total	-13%	1%	2%	-6%

	Q3 2016
Year over year change, percent	Networks	Global Services	Support Solutions	Total

North America	-5%	-9%	-19%	-8%
Latin America	-27%	-17%	-25%	-22%
Northern Europe & Central Asia	-25%	-9%	-43%	-19%
Western & Central Europe	-22%	-20%	-41%	-21%
Mediterranean	-29%	-10%	-3%	-17%
Middle East	-41%	-9%	-30%	-25%
Sub Saharan Africa	-28%	-23%	-20%	-25%
India	-44%	3%	0%	-28%
North East Asia	-7%	-2%	49%	-4%
South East Asia & Oceania	-5%	20%	-15%	6%
Other	-15%	-4%	9%	-8%

Total	-19%	-8%	-11%	-14%

	Jan-Sep 2016
Year over year change, percent	Networks	Global Services	Support Solutions	Total

North America	4%	-9%	-13%	-3%
Latin America	-14%	-16%	-10%	-15%
Northern Europe & Central Asia	-29%	0%	-24%	-19%
Western & Central Europe	-17%	-16%	-26%	-17%
Mediterranean	-21%	-8%	0%	-13%
Middle East	-47%	5%	-10%	-24%
Sub Saharan Africa	-15%	-11%	-28%	-14%
India	-43%	11%	-22%	-25%
North East Asia	-10%	-6%	9%	-8%
South East Asia & Oceania	18%	5%	-13%	12%
Other	11%	-3%	28%	11%

Total	-12%	-7%	-3%	-9%

27        Ericsson  |  Third Quarter Report 2016

PROVISIONS

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Opening balance	3,387	3,532	3,838	4,331	5,354	4,056	4,427
Additions	666	839	492	589	695	2,777	915
Utilization/Cash out	-716	-794	-667	-1,096	-1,545	-1,217	-1,204
Of which restructuring	-529	-639	-487	-754	-1,103	-472	-437
Reversal of excess amounts	-129	-240	-67	87	-168	-161	-236
Reclassification, translation difference and other	37	50	-64	-73	-5	-101	154
Closing balance	3,245	3,387	3,532	3,838	4,331	5,354	4,056

	2016			2015
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Opening balance	3,838	3,838	3,838	4,427	4,427	4,427	4,427
Additions	1,997	1,331	492	4,976	4,387	3,692	915
Utilization/Cash out	-2,177	-1,461	-667	-5,062	-3,966	-2,421	-1,204
Of which restructuring	-1,655	-1,126	-487	-2,766	-2,012	-909	-437
Reversal of excess amounts	-436	-307	-67	-478	-565	-397	-236
Reclassification, translation difference and other	23	-14	-64	-25	48	53	154
Closing balance	3,245	3,387	3,532	3,838	4,331	5,354	4,056

INFORMATION ON INVESTMENTS

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Additions
Property, plant and equipment	1,384	1,572	1,474	1,739	1,807	2,424	2,367
Capitalized development expenses 1)	885	1,099	1,208	1,183	982	843	294
IPR, brands and other intangible assets	-4	13	5	23	10	26	11

Total	2,265	2,684	2,687	2,945	2,799	3,293	2,672

Depreciation, amortization and impairment losses
Property, plant and equipment	1,106	1,083	1,062	1,194	1,129	1,152	1,214
Capitalized development expenses	511	386	351	349	354	333	342
IPR, brands and other intangible assets	691	635	684	978	942	1,094	1,125

Total	2,308	2,104	2,097	2,521	2,425	2,579	2,681

1)	Including reclassification

28        Ericsson  |  Third Quarter Report 2016

OTHER INFORMATION

	Jul-Sep		Jan-Sep		Jan-Dec
SEK million	2016	2015	2016	2015	2015

Number of shares and earnings per share
Number of shares, end of period (million)	3,331	3,305	3,331	3,305	3,305
Of which class A-shares (million)	262	262	262	262	262
Of which class B-shares (million)	3,069	3,043	3,069	3,043	3,043
Number of treasury shares, end of period (million)	66	53	66	53	49
Number of shares outstanding, basic, end of period (million)	3,265	3,252	3,265	3,252	3,256
Numbers of shares outstanding, diluted, end of period (million)	3,302	3,284	3,302	3,284	3,289
Average number of treasury shares (million)	67	54	59	58	56
Average number of shares outstanding, basic (million)	3,264	3,251	3,261	3,247	3,249
Average number of shares outstanding, diluted (million) 1)	3,301	3,283	3,298	3,280	3,282
Earnings per share, basic (SEK)	-0.07	0.95	1.02	2.00	4.17
Earnings per share, diluted (SEK) 1)	-0.07	0.94	1.01	1.98	4.13

Ratios
Days sales outstanding	—	—	122	113	87
Inventory turnover days	86	75	79	72	64
Payable days	56	51	56	55	53

Exchange rates used in the consolidation 2)
SEK/EUR- closing rate	—	—	9.63	9.40	9.17
SEK/USD- closing rate	—	—	8.62	8.38	8.40

Other
Regional inventory, end of period	18,777	18,413	18,777	18,413	15,453
Export sales from Sweden	22,589	26,921	73,640	82,885	117,486

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Translation method changed from 2015. Monthly rates used to translate transactions are available on www.ericsson.com/thecompany/investors

NUMBER OF EMPLOYEES

	2016			2015
End of period	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

North America	12,229	13,838	14,081	14,548	14,669	14,975	15,156
Latin America	9,592	9,616	9,836	10,412	10,754	10,823	10,970
Northern Europe & Central Asia 1)	19,759	20,177	20,167	20,700	20,953	21,441	21,556
Western & Central Europe	13,574	13,727	12,100	12,220	12,042	12,400	12,575
Mediterranean	13,110	12,957	12,906	12,702	12,748	12,925	13,363
Middle East	3,479	3,573	3,608	3,639	3,634	3,717	3,813
Sub Saharan Africa	2,167	2,347	2,377	2,301	2,306	2,389	2,442
India	22,340	22,541	22,424	21,999	21,343	21,353	21,215
North East Asia	13,434	13,547	13,623	13,706	13,782	13,104	13,488
South East Asia & Oceania	4,113	4,184	4,178	4,054	4,009	4,056	4,128

Total	113,797	116,507	115,300	116,281	116,240	117,183	118,706

1) Of which in Sweden	15,872	16,190	16,290	17,041	17,242	17,560	17,569

29        Ericsson  |  Third Quarter Report 2016

RESTRUCTURING CHARGES BY FUNCTION

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cost of sales	-546	-461	-328	-282	-351	-1,157	-484
Research and development expenses	-529	-422	-257	-305	-547	-1,118	-51
Selling and administrative expenses	-190	-138	-47	-117	-80	-469	-79

Total	-1,265	-1,021	-632	-704	-978	-2,744	-614

	2016			2015
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Cost of sales	-1,335	-789	-328	-2,274	-1,992	-1,641	-484
Research and development expenses	-1,208	-679	-257	-2,021	-1,716	-1,169	-51
Selling and administrative expenses	-375	-185	-47	-745	-628	-548	-79

Total	-2,918	-1,653	-632	-5,040	-4,336	-3,358	-614

RESTRUCTURING CHARGES BY SEGMENT

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-609	-607	-295	-259	-565	-1,842	-173
Global Services	-598	-346	-315	-213	-358	-691	-419
Of which Professional Services	-475	-273	-237	-60	-316	-175	-140
Of which Network Rollout	-123	-73	-78	-153	-42	-516	-279
Support Solutions	-35	-68	-22	-230	-37	-194	-19
Modems	—	—	—	1	-1	-12	-3
Unallocated	-23	—	—	-3	-17	-5	—

Total	-1,265	-1,021	-632	-704	-978	-2,744	-614

	2016			2015
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-1,511	-902	-295	-2,839	-2,580	-2,015	-173
Global Services	-1,259	-661	-315	-1,681	-1,468	-1,110	-419
Of which Professional Services	-985	-510	-237	-691	-631	-315	-140
Of which Network Rollout	-274	-151	-78	-990	-837	-795	-279
Support Solutions	-125	-90	-22	-480	-250	-213	-19
Modems	—	—	—	-15	-16	-15	-3
Unallocated	-23	—	—	-25	-22	-5	—

Total	-2,918	-1,653	-632	-5,040	-4,336	-3,358	-614

30        Ericsson  |  Third Quarter Report 2016